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                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                                     FORM 12b-25

                             Notification of Late Filing

                                               Commission File Number:  0-8588
(Check One)
/x/  Form 10-K and Form 10-KSB    Form / / 11-K
/ /  Form 20-F     / / Form 10-Q and Form 10-QSB   / / Form N-SAR

    For the period ended September 27, 1997
/ /  Transition Report on Form 10-K and Form 10-KSB

/ /  Transition Report on Form 20-F

/ /  Transition Report on Form 11-K

/ /  Transition Report on Form 10-Q and Form 10-QSB

/ /  Transition Report on Form N-SAR
    For the transition period ended
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing check above, identify the item(s) to which the notification relates:
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                                        PART I
                                REGISTRANT INFORMATION

    Full name of registrant:  Technical Communications Corporation
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    Former name if applicable:
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    Address of principal executive office
             (Street and Number):  100 Domino Drive
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    City, State and Zip Code:  Concord, Massachusetts  01742
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                                       PART II
                                RULE 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

    /x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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    /x/ (b) The subject annual report, semi-annual report, transition report on
Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                       PART III
                                      NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

    The Company is finalizing its financial statements and expects to complete such process shortly after the due date for its Form 10-K. See EXHIBIT A attached hereto.

                                       PART IV
                                  OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

  Graham R. Briggs, Vice President - Finance     (978) 287-5100
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(Name)                                          (Area Code and Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                       /x/ Yes   / / No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       /x/ Yes   / / No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    SEE EXHIBIT A ATTACHED HERETO.

  Technical Communications Corporation
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                     (Name of Registrant as Specified in Charter)

    Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 26, 1997          By: /s/ Graham R. Briggs
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                                      Graham R. Briggs, Vice President - Finance

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                                      EXHIBIT A

                 TECHNICAL COMMUNICATIONS CORPORATION ("THE COMPANY")

    The Company will report an operating loss of $1,243,501 or $0.98 per share on sales of $12,258,638 for the fiscal year ended September 27, 1997 as compared to net income of $532,147, or $0.42 per share on sales of $14,012,802 for the fiscal year ended September 28, 1996.